UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K
(Mark One):
☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ___________
Commission file number: 0-52705
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Abington Bank 401(k) Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Abington Bancorp, Inc.
180 Old York Road
Jenkintown, Pennsylvania 19046

REQUIRED INFORMATION
Financial Statements. The following financial statements and schedule are filed as part of this annual report for the Abington Bank 401(k) Plan (the “Plan”):

Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits, December 31, 2010 and 2009	2

Statement of Changes in Net Assets Available for Benefits, Year Ended December 31, 2010	3

Notes to Financial Statements	4

Supplemental Schedules as of December 31, 2010:

Form 5500 Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year), December 31, 2010	13

Form 5500, Schedule H, Part IV, Line 4a — Schedule of Delinquent Participant Contributions, Year Ended December 31, 2010	14
Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator
Abington Bank 401(k) Plan
We have audited the accompanying statements of net assets available for benefits of the Abington Bank 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Form 5500 Schedule H, Part IV Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2010 and Form 5500, Schedule H, Part IV, Line 4a- Schedule of Delinquent Participant Contributions, year ended December 31, 2010 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ ParenteBeard LLC
ParenteBeard LLC
York, Pennsylvania
June 29, 2011

ABINGTON BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2010 AND 2009

	2010	2009

ASSETS:

Cash	$4,206	$13,173
Stock liquidity fund — cash account	5,283	1,955
Investments, at fair value	12,261,476	9,004,728

Total assets	12,270,965	9,019,856

LIABILITIES:

Excess contributions payable	975	7,688

Total liabilities	975	7,688

NET ASSETS REFLECTING ALL INVESTMENTS AT FAIR VALUE	12,269,990	9,012,168

Adjustments from fair value to contract value for fully benefit-responsive investment contract	(13,307)	43,852

NET ASSETS AVAILABLE FOR BENEFITS	$12,256,683	$9,056,020

See notes to the financial statements.

ABINGTON BANK 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2010

2010

ADDITIONS:
Investment income:
Dividends and interest	$180,361
Net appreciation in fair market value of investments	2,827,804

Total investment income	3,008,165

Contributions:
Employer contributions	126,272
Employee contributions	359,978

Total contributions	486,250

Total additions	3,494,415

DEDUCTIONS:
Investment and advisory service fees	489
Distributions to participants	293,263

Total deductions	293,752

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	3,200,663

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	9,056,020

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$12,256,683

See notes to the financial statements.

ABINGTON BANK 401(k) PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2010 AND 2009 AND FOR THE YEAR ENDED DECEMBER 31, 2010
1.	DESCRIPTION OF THE PLAN

The Abington Bank (the “Bank” or “Employer”) 401(k) Plan (the “Plan”) is a defined contribution plan that was initiated on January 1, 1975. The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
a.	General—The Plan is a defined contribution plan covering all full-time employees of the Bank who have at least 6 months of service. The Plan has no age requirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

b.	Stock Liquidity Fund — Cash Account— Represents the value of an interest-bearing money market account used to hold Plan contributions prior to the purchases of Abington Bancorp, Inc. common stock.

c.	Contributions—Each year, participants may contribute up to 25 percent of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified plans. The Bank contributed 50 percent of the first 6 percent of base compensation that a participant contributed to the Plan during plan year 2010. Additional amounts may be contributed at the option of the Bank’s board of directors. No additional contributions were made to the Plan during plan year 2010.

d.	Participant Accounts—Each participant’s account is credited with the participant’s contributions and allocations of the Bank’s contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Substantially all administration expenses are paid directly by the Bank outside of the Plan’s assets.

e.	Vesting—Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Bank’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of credited service. A participant is 100 percent vested after six years of credited service. Participants become fully vested automatically once they obtain Normal Retirement Age (65) or Early Retirement Age (55), if they terminate employment due to disability, upon death, or if the Plan is terminated.

f.	Investment Options—Upon enrollment in the Plan, a participant may direct employee contributions among available investment funds. Employer contributions are made in cash. A participant may elect to transfer that contribution to any investment fund.

g.	Hardship Withdrawal—A hardship withdrawal is a distribution taken to satisfy an immediate and heavy financial need that cannot be satisfied from other financial resources. Hardship withdrawals are permitted from the Plan with proper Employer approval. Amounts withdrawn for hardship may not be redeposited to this or any other Plan maintained by the Bank, and they may not be rolled over to either an IRA or another qualified retirement plan. Hardship withdrawals of approximately $61,000 were taken during the year ended December 31, 2010.

h.	Payment of Benefits—On termination of service due to death, disability or retirement, a participant will receive an amount equal to the value of the participant’s vested interest in his or her account. Upon termination of service other than by death, disability or retirement, a participant will receive a lump sum payment if the total of their vested account does not exceed $5,000. If the vested account balance exceeds $5,000, the assets will generally be held in a trust until the participant’s normal or early retirement date, however, terminated participants may elect to receive their salary deferral accounts in the year following termination.

i.	Participant Loans—The Plan does not permit participants to borrow funds from Participant Accounts.

j.	Forfeited Accounts—At December 31, 2010 and 2009, forfeited nonvested accounts totaled approximately $2,000 and $4,000, respectively. Forfeited accounts will first be made available to reinstate previously forfeited accounts, as defined. Any remaining forfeited accounts will be used to reduce future Bank matching or discretionary contributions. During the year ended December 31, 2010, forfeitures of $4,000 were used to reduce Bank matching or discretionary contributions.
2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) as set by the Financial Accounting Standards Board (the “FASB”). The FASB established the FASB Accounting Standards Codification (the “Codification” or the “ASC”) as the source of authoritative accounting principles.

Investment Valuation—The Plan’s investments are stated at fair value. Fair value measurements are further discussed in Note 8.

Investments in fully benefit-responsive investment contracts are presented in accordance with the Investments — Other subsection of ASC 962, Plan Accounting — Defined Contribution Pension Plans. Investment contracts held by a defined contribution plan are required to be reported at fair value. However, as provided in the ASC, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts. The contract value is equal to principal balance plus accrued interest. The statement of net assets available for benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive contract from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Purchases and sales of securities are recorded on a trade-date basis.

Net Appreciation in Fair Value of Investments—Net appreciation in fair value of investments includes realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its benefit-responsive investment contract, for which the appreciation or depreciation in the contract value is included.

Recognition of Income—Dividends and interest are included in income on an accrual basis when earned based on the term of the investments and the periods during which the investments are owned by the Plan. The Plan includes unrealized gains or losses on the Plan’s investments in income in the year in which they occurred.

Fees—Administrative expenses and fees that are paid out of the Plan are recorded by the Plan as incurred.

Payment of Benefits—Benefit payments to participants are recorded upon distribution. No amounts were allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid at December 31, 2010 and 2009.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Investment Fees—Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and thus are not separately identifiable as an expense.

Subsequent Events— In accordance with the subsequent events topic of the ASC, the Plan evaluates events and transactions that occur after the balance sheet date through the date the financial statements are issued for potential recognition in the financial statements. The effect of all subsequent events that provide additional evidence of conditions that existed at the balance sheet date are recognized in the financial statements as of December 31, 2010.

Recent Accounting Pronouncements—In January 2010, the FASB issued Accounting Standards Update (“ASU”) 2010-06, Improving Disclosures about Fair Value Measurements, which updates ASC 820, Fair Value Measurements and Disclosures. The updated guidance added new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarified existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The amended guidance in ASU 2010-06 was effective for the first interim or annual reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchase, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010. The Plan adopted the amended guidance, except for the requirement effective for fiscal years beginning after December 15, 2010, on January 1, 2010. The Plan adopted the additional requirement on January 1, 2011. The adoptions did not have any impact on the Plan’s net assets.

3.	TERMINATION OF THE PLAN

Abington Bancorp, Inc. has entered into an agreement and plan of merger with Susquehanna Bancshares, Inc. dated as of January 26, 2011, pursuant to which Abington Bancorp will be merged with and into Susquehanna Bancshares and thereafter cease to exist as a separate entity. In connection with the merger of Abington Bancorp with Susquehanna Bancshares, Abington Bank has agreed to terminate the Plan effective as of or immediately prior to the effective time of the merger. The Bank expressed the intent to terminate the Plan on March 17, 2011. The interest of the members shall be nonforfeitable and fully vested at the time the Plan is terminated.

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Abington Bancorp, Inc. is the sponsoring employer of the Plan. Abington Bancorp, Inc. is a Pennsylvania corporation which was organized to be the stock holding company for Abington Savings Bank in connection with Abington Bancorp’s second-step conversion and reorganization completed on June 27, 2007. At December 31, 2010 and 2009, the Plan held 465,386 shares and 458,989 shares, respectively, of common stock of Abington Bancorp, Inc., with a cost basis of $4,017,540 and $3,944,199, respectively. During the year ended December 31, 2010, approximately $97,000 of dividend income was recorded by the Plan on the shares of Abington Bancorp, Inc. Certain plan investments are managed by the custodian, Charles Schwab Trust Company, and therefore, these transactions qualify as party-in-interest transactions.

5.	TAX STATUS

As of January 1, 1975, the Bank adopted a nonstandardized defined contribution flexible 401(k) plan provided by BPA, a BPAS Company (f.k.a. Alliance Benefits Group) and the Bank. The Bank also adopted an amendment to the Plan effective January 1, 2005. The Internal Revenue Service has determined and informed BPA by letter dated November 19, 2001, that the Plan as then designed was in accordance with applicable sections of the Internal Revenue Code. The Plan Administrator believes that the Plan continues to be operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2010, there are no uncertain positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2007.

6.	INVESTMENTS

The following presents the fair value of investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2010	2009

American Funds Cap World & Gro Inc	$690,326	$655,948
Columbia Mid Cap Value Fund Z*	544,322	457,390
American Funds Growth Fund R4	646,604	677,073
MetLife Guaranteed Investment Contract	1,581,013	1,174,453
Abington Bancorp, Inc. Common Stock	5,552,063	3,162,436

*	The 2010 balance does not represent 5% or more of the Plan’s net assets for that year, but is shown for comparative purposes.

The following presents detail of the net appreciation in fair value of investments for the year ended December 31, 2010. Amounts include realized gains and losses and appreciation or depreciation in the fair market value of the Plan’s investments, except for its fully benefit-responsive investment contract (MetLife Guaranteed Investment Contract), for which the appreciation in the contract value is included.

Year Ended
December 31, 2010
Mutual Funds	$453,839
MetLife Guaranteed Investment Contract	43,403
Abington Bancorp, Inc. Common Stock	2,330,562

$2,827,804

7.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

The Plan has entered into a fully benefit-responsive investment contract with Metropolitan Life Insurance Co. (“MetLife”). MetLife maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. As described in Note 2, because the guaranteed investment contract is fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. Contract value, as reported to the Plan by MetLife, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment option or deletion of equity wash provision, (3) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with Plan participants, is probable.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

The average yields of the guaranteed investment contract are as follows for the year ended December 31, 2010:

Based on actual earnings	8.97%
Based on interest rate credited to participants	3.73%
The following table reconciles the fair value of the fully benefit-responsive investment contract with its contract value as of December 31, 2010 and 2009:

	December 31,
	2010	2009

Fair value	$1,581,013	$1,174,453
Adjustment from fair value to contract value	(13,307)	43,852

Contract value	$1,567,706	$1,218,305

8.	FAIR VALUE MEASUREMENTS

The Plan’s investments are stated at fair value. In accordance with ASC 820, we group our assets at fair value in three levels, based on the markets in which the assets are traded and the reliability of the assumptions used to determine fair value. These levels are:
•	Level 1 — Valuation is based upon quoted prices for identical instruments traded in active markets.

•	Level 2 — Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

•	Level 3 — Valuation is generated from model-based techniques that use significant assumptions not observable in the market.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. In accordance with ASC 820, we base our fair values on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy in ASC 820.

Following is a description of valuation methodologies used for assets recorded at fair value. There have been no changes in the methodologies used at December 31, 2010 and 2009.

Money Market Funds—Money market funds are valued at cost plus accrued interest, which approximates fair value.

Common Stocks— Abington Bancorp, Inc. common stock and other common stocks traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year.

Mutual Funds—The shares of mutual funds are valued at quoted market prices, which represent the net asset values of shares held by the Plan at year-end.

Investment Contract—Investments in the non-benefit-responsive investment contract are valued based upon the quoted redemption value of units owned by the Plan at year-end. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities. The MetLife Stable Value Fund is a fully benefit-responsive investment contract.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2010 and 2009:

	December 31, 2010
	Total	Level 1	Level 2	Level 3

Abington Bancorp, Inc. common stock	$1,698,357	$1,698,357	$—	$—
Mutual funds:
Value funds	1,244,105	1,244,105	—	—
Growth funds	1,286,080	1,286,080	—	—
Fixed income funds	262,826	262,826	—	—
Other funds	1,755,161	1,755,161	—	—

Total mutual funds	4,548,172	4,548,172	—	—
Self directed brokerage account:			—	—
Abington Bancorp, Inc. common stock	3,853,706	3,853,706	—	—
Other common stock	315,136	315,136	—	—
Money market fund	265,092	265,092	—	—

Total self directed brokerage account	4,433,934	4,433,934	—	—
MetLife Guaranteed Investment Contract	1,581,013	—	—	1,581,013

Total	$12,261,476	$10,680,463	$—	$1,581,013

	December 31, 2009
	Total	Level 1	Level 2	Level 3

Abington Bancorp, Inc. common stock	$951,185	$951,185	$—	$—
Mutual funds:
Value funds	1,066,755	1,066,755	—	—
Growth funds	1,205,326	1,205,326	—	—
Fixed income funds	270,050	270,050	—	—
Other funds	1,507,376	1,507,376	—	—

Total mutual funds	4,049,507	4,049,507	—	—
Self directed brokerage account:			—	—
Abington Bancorp, Inc. common stock	2,211,251	2,211,251	—	—
Other common stock	306,171	306,171	—	—
Money market fund	312,161	312,161	—	—

Total self directed brokerage account	2,829,583	2,829,583	—	—
MetLife Guaranteed Investment Contract	1,174,453	—	—	1,174,453

Total	$9,004,728	$7,830,275	$—	$1,174,453

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010:

Year Ended December 31, 2010
Guaranteed
Investment
Contract
Balance, beginning of the year	$1,174,453
Net realized gain	4,102
Net unrealized gains relating to instruments still held at the reporting date	96,460
Purchases, sales, issuances and settlements, net	305,998

Balance, end of the year	$1,581,013

9.	RISKS AND UNCERTAINTIES

The Plan invests in mutual funds and common stock. Investment securities, in general, are exposed to various risks such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation of net assets available for benefits according to the financial statements consists of the following as of December 31, 2010 and 2009:

	December 31,
	2010	2009
Net assets available for benefits per the financial statements	$12,256,683	$9,056,020
Adjustment for 2010 excess contributions distributed in 2011	975	—
Adjustment for 2009 excess contributions distributed in 2010	—	7,688
Adjustment from fair value to contract value for fully benefit-responsive investment contract	13,307	(43,852)

Net assets available for benefits per the Form 5500	$12,270,965	$9,019,856

A reconciliation of the change in net assets available for benefits according to the financial statements consists of the following for the year ended December 31, 2010:

Increase in net assets available for benefits per the financial statements	$3,200,663
Adjustment for 2010 excess contributions distributed in 2011	975
Adjustment for 2009 excess contributions distributed in 2010	(7,688)
Change in adjustment from fair value to contract value for fully benefit-responsive investment contract	57,159

Change in net assets available for benefits per the Form 5500	$3,251,109

11.	DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2010, the Bank did not remit participant contributions to the Plan on a timely basis as defined by the Department of Labor’s Rules and Regulations for Reporting and Delinquent Participant Contributions Disclosure under ERISA. Untimely remittances identified on the schedule of delinquent participant contributions totaled $18,467.
******

ABINGTON BANK 401(k) PLAN
SCHEDULE H, Part IV, ITEM 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
EIN: 23-0326980  Plan Number: 002
DECEMBER 31, 2010

		Description of Investment including
	Identity of Issue, Borrower,	Maturity Date, Rate of Interest,
	Lessor or Similar Party*	Collateral, Par or Maturity Value	Current Value
	Pioneer	Cullen Value Fund	$301,808
	Franklin	Small Cap Value Fund	29,386
	Hartford	Small Company R4	395,996
	Columbia	Mid Cap Value Fund Z	544,322
	Rainier	Large Cap Equity Fund	10,339
	Thornburg	International Value	368,589
	American Funds	Cap World & Gro Inc	690,326
	American Funds	Inv Co America	434,057
	American Funds	Growth Fund R4	646,604
	Russell	Equity Aggressive	47,634
	Russell	Aggressive	40,320
	Russell	Moderate	52,086
	Russell	Balanced	427,499
	Russell	Conservative	63,239
	Calvert	Income	262,826
	Baron	Asset Fund	233,141

			4,548,172
***	MetLife	Guaranteed Investment Contract	1,581,013
**	Charles Schwab	Self Directed Brokerage Account	580,228
**	Abington Bancorp, Inc.	Common Stock	5,552,063

			$12,261,476

*	All parties are registered investment companies except for Abington Bancorp, Inc.

**	Indicates party-in-interest to the Plan

***	Guaranteed investment contract value is $1,567,706 Column (d), cost, has been omitted as all investments are participant directed

ABINGTON BANK 401(k) PLAN
SCHEDULE H, Part IV, ITEM 4a — SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
EIN: 23-0326980  Plan Number: 002
YEAR ENDED DECEMBER 31, 2010

Participant	Total that Constitute Nonexempt Prohibited Transactions
Contributions Transferred	Contributions not	Contributions Corrected	Contributions Pending	Total Fully Corrected Under VFCP and
Late to the Plan	Corrected	Outside of VFCP	Correction in VFCP	PTE 2002-51
$18,467	$18,467	$—	$—	$—

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator for the Plan has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

ABINGTON BANK 401(k) PLAN
June 29, 2011	By:	/s/ Robert W. White
Robert W. White, on behalf of
Abington Savings Bank as the Plan Administrator

INDEX TO EXHIBITS

Number	Description
23	Consent of Independent Registered Public Accounting Firm